QWICK MEDIA INC.
(the “Company”)

Management’s Discussion and Analysis of Operations
for the three and six months ended June 30, 2014

August 27, 2014

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for the Company and should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and six months ended June 30, 2014 and the Company’s audited consolidated financial statements for the year ended December 31, 2013. Readers are encouraged to review the Company’s financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com. The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States. All dollar figures included herein are quoted in U.S. dollars unless otherwise noted. This discussion and analysis is prepared as of August 27, 2014.

FORWARD-LOOKING INFORMATION

Certain statements in this MD&A are forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward- looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of August 27, 2014. These assumptions, which include, management’s current expectations, estimates and assumptions about the global economic environment may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including a renewed downturn in international economic conditions; any adverse occurrence with respect to the development or marketing of the Company’s technology; any adverse occurrence with respect to any of the Company’s licensing agreements; an inability to successfully bring products to market; product development or other initiatives by the Company’s competitors; fluctuations in the availability and cost of materials required to produce the Company’s products; any adverse occurrence with respect to distribution of the Company’s products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond the Company’s control. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

BUSINESS OF THE COMPANY

The Company is a development stage company engaged in the business of developing and customizing software and hardware for use in digital media kiosks. It was incorporated on October 5, 2000 under the laws of the state of Nevada. Effective June 26, 2006, the Company re-domiciled from the State of Nevada to the State of Washington. Effective July 7, 2009, the Company re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of affecting a continuance to the Cayman Islands. Effective July 28, 2009, the Company re-domiciled to the Cayman Islands.

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which the Company acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 common shares of the Company (each, a “Share”) on the basis of one Share for each share of Qeyos.

On April 19, 2011, Qeyos incorporated Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”) under the laws of the People’s Republic of China (the “PRC”) as a wholly-owned foreign subsidiary of Qeyos, in order to facilitate the conduct of the Company’s operations in the PRC. Wuxi currently employees 10 people at an aggregate cost of approximately $20,000 per month, who provide the Company with software development services. The Company develops interactive proprietary software, know-how and hardware. Our content management touch screen software is built in C# programming language on a Windows® multi-touch platform. The software development architecture team in Burnaby, British Columbia, Canada provides technical and creative guidance for coders in Wuxi, China. This strategy leverages production outsourcing and high execution speed. We integrate hardware into custom designed enclosures to produce the physical product that acts as a point of service terminal for end users. Hardware manufacturing and development is managed from Nevada, Taiwan and also Shenzhen, China, thirty minutes west of Hong Kong.

The Company’s software and hardware is used in the interactive segment of the digital out-of-home (“DOOH”) advertising industry. Its principal business is to provide clients with advertising opportunities through self-service interactive smart boards and digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays that the Company offers in North American advertising markets. The Company’s business in China has been consolidated to software development via Wuxi.

OVERALL PERFORMANCE

As a development stage company, although the Company has had limited but increased revenue over the past two fiscal years, it has also incurred increased expenses over the past two fiscal years to fund final development of its proprietary software, and deployment of the results of that work on certain on-going U.S. and Canadian based proof of technology pilot projects commenced at the end of August 2012. These pilot projects were undertaken in lieu of pursuing other smaller scaled sales opportunities. Management expects the Company’s revenue to increase and its expenses to decrease while the Company commences the full scale market release of its product offering into established third party sales distribution channels using the Internet as an alternative to the past costs incurred to employ an internal sales staff in Burnaby, British Columbia. In addition, the Company is nearing the successful completion of its confidential technology pilot projects in the U.S. with the expectation of an opportunity to enter negotiations for definitive agreements that are expected to enable the Company to monetize new opportunities for advertisers to utilize the Company’s proprietary interactive touch screen technologies in the large retailer arena. While we have taken steps to reduce the size of our internal sales staff, we will maintain our current level of programming employees to oversee sales deployment of our completed software products. See “Business of the Company” for additional details regarding the Company’s business.

The Company’s future performance is largely tied to completing definitive agreements with end-users of its software product offering, and the overall financial markets. The Company’s future is also dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placements and public offerings of the Company’s common stock and from the issuance of promissory notes. Uncertainty in credit markets has led to increased difficulties in raising and borrowing funds. As a result, the Company may have difficulties in completing equity or debt financings for the purposes of maintaining its current level of operations, and marketing its completed software products, without diluting the interests of current shareholders of the Company.

As at June 30, 2014, the Company had a working capital deficiency of $5,667,667 (December 31, 2013: working capital deficiency of $4,428,410), cash of $254,305 (December 31, 2013: $241,327) and accumulated losses of $12,578,783 for the period from inception on October 5, 2000 to June 30, 2014 (inception to December 31, 2013: $11,325,957). Management expects the Company to incur further losses in the development of the Company’s business, all of which casts substantial doubt on the Company’s ability to continue as a going concern.

The Company’s total revenue decreased by $41,400 to $8,051 for the three months ended June 30, 2014 (“Q2 2014”) compared to $49,451 for the three months ended June 30, 2013 (“Q2 2013”) and the Company’s total expenses increased by $46,270 to $691,407 for Q2 2014 from $645,137 for Q2 2013. This resulted in an increased net loss of $683,356 for Q2 2014 compared to a net loss of $595,686 for Q2 2013. The decreased revenue during Q2 2014 was mainly due to the Company pursing certain smaller deployments of its software products undertaken prior to commencing its U.S. and Canadian technology pilot projects. The expenses incurred during Q2 2014 were mainly attributable to salaries, wages and benefits, as well as office and administrative expenses, management fees, professional fees, interest and bank charges and rent. Management anticipates that expenses will continue to be high until the Company achieves profitable operations. Expenses incurred during Q2 2014 were higher than those during Q2 2013 primarily due to increases in: consulting fees (Q2 2014: $36,178; Q2 2013: $14,319); inventory costs (Q2 2014: 32,940; Q2 2013: nil); management fees (Q2 2014: $71,563; Q2 2013: $38,735); and office and administrative (Q2 2014: $79,364; Q2 2013: $58,370).

Management anticipates that the Company’s cash and cash equivalents will not be sufficient to meet its working capital requirements for the next twelve month period and that additional funds will need to be raised through equity or debt financings to fund product development and ongoing operations. Although the Company has secured financings in the past, there is no assurance that the Company will be able to do so in the future on terms that are favourable to the Company or at all. The Company may have difficulty raising additional funds as necessary due to a number of uncertainties and risk factors, including uncertainty in credit markets and general economic downturns. See “Results of Operations”, “Liquidity and Capital Resources” and “Risk Factors”.

As the Company has successfully concluded its software technology pilots in the U.S. on April 15, 2014, it will need to conclude definitive agreements with the potential end-users of its software previously engaged in such pilots. If the Company is unable to complete such definitive agreements on favourable terms, or at all, the Company will need to pursue alternate end-users and perhaps engage in further proof of technology pilot programs in such retailer markets. Therefore, until the Company concludes such definitive agreements its outlook for deriving revenue from its current product offering could be delayed by an estimated nine months from the commencement of its next fiscal year. Such delay could result in a reduction in enterprise value leading to increased dilution of its shareholders holding common shares in its capital stock in consequence of raising additional funds as discussed though equity or convertible debt financings.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial information for the Company for its eight most recent quarters:

	June 30, 2014 ($)	March 31, 2014 ($)	December 31, 2013 ($)	September 30, 2013 ($)
Revenues	8,051	34,142	(1,128)(1)	24,368
Operating Expenses	691,407	664,470	880,209	549,096
Net Loss	683,356	630,328	881,337	524,728
Loss per Share (Basic and Diluted)	0.01	0.01	0.01	0.01
	June 30, 2013 ($)	March 31, 2013 ($)	December 31, 2012 ($)	September 30, 2012 ($)
Revenue	49,451	37,862	(1,464)(2)	987
Operating Expenses	645,137	682,939	734,797	812,833
Net Loss	595,686	645,077	736,261	811,846
Loss per Share (Basic and Diluted)	0.01	0.01	0.01	0.01

(1)	The Company incurred negative revenue in the fourth quarter of 2013 due to adjustments and write-offs of previously invoiced revenues.
(2)	The Company incurred negative revenue in the fourth quarter of 2012 due to adjustments and write-offs of previously invoiced revenues.

DISCUSSION OF OPERATIONS

Three Months Ended June 30, 2014 Compared to the Three Months Ended June 30, 2013

The Company generated $8,051 in revenue during Q2 2014 compared to $49,451 during Q2 2013. The reason for the decrease in revenue was a decrease in fees earned for custom programming of kiosk applications.

The Company’s expenses increased from $645,137 during Q2 2013 to $691,407 during Q2 2014. The increase from Q2 2013 to Q2 2014 was mainly attributable to increases in consulting fees (Q2 2014: $36,178; Q2 2013: $14,319); inventory costs (Q2 2014: 32,940; Q2 2013: nil); management fees (Q2 2014: $71,563; Q2 2013: $38,735); and office and administrative (Q2 2014: $79,364; Q2 2013: $58,370), which were offset in part by decreases in salaries, wages and benefits (Q2 2014: $252,050; Q2 2013: $280,680), foreign exchange expenses (Q2 2014: $27,669; Q2 2013: $51,160); and travel expenses (Q2 2014: $17,545; Q2 2013: $26,783).

Net loss increased by $87,670 from $595,686 during Q2 2013 to $683,356 during Q2 2014. The increased net loss is due to decreases in revenue and an increase in expenses.

The Company’s total assets increased by $4,750 from $693,420 as at December 31, 2013 to $698,170 as at June 30, 2014. The increase in total assets is mainly due to an increase of $18,311 in total current assets from $656,343 as at December 31, 2013 to $674,654 as at June 30, 2014 due to increased cash (June 30, 2014: $255,910; December 31, 2013: $241,327), and accounts receivable (June 30, 2014: $199,119; December 31, 2013: $182,262) , offset by decreases in inventory (June 30, 2014: $217,471; December 31, 2013: $230,593), prepaid expenses (June 30, 2014: $2,154; December 31, 2013: $2,161) and property and equipment (June 30, 2014: $23,516; December 31, 2013: $37,077).

The Company’s increase in total assets was offset by the Company’s increase in total liabilities of $1,289,824 from $5,084,753 as at December 31, 2013 to $6,374,577 as at June 30, 2014. The increase in total liabilities was mainly due to an increase of $1,178,406 in amounts due to related parties from $4,529,913 as at December 31, 2013 to $5,708,319 as at June 30, 2014.

The tables set out under the heading “Additional Disclosure for Venture Issuers without Significant Revenue” set out the components of the Company’s expenses for the six months ended June 30, 2014.

Six Months Ended June 30, 2014 Compared to the Six Months Ended June 30, 2013

The Company generated $42,193 in revenue during the six months ended June 30, 2014 compared to $87,312 during the six months ended June 30, 2013. The reason for the decrease in revenue was a decrease in fees earned for custom programming of kiosk applications.

The Company’s expenses increased from $1,328,076 during the six months ended June 30, 2013 to $1,355,877 during the six months ended June 30, 2014. The increase from the six months ended June 30, 2013 to the six months ended June 30, 2014 was mainly due to increased expenses attributable to: consulting fees (2014: $37,636; 2013: $21,163); foreign exchange (2014: $112,085; 2013: $75,542); inventory costs (2014: $32,940; 2013: nil); management fees (2014: $142,266; 2013: $115,992); and rent (2014: $116,933; 2013: $106,880). These decreased expenses were offset in part by the following decreased expenses: salaries, wages and benefits (2014: $531,506; 2013: $605,821); travel expenses (2014: $32,914; 2013: $54,656); and amortization (2014: $13,902; 2013: $22,038).

Net loss increased by $72,920 from $1,240,764 during the six months ended June 30, 2013 to $1,313,684 during the six months ended June 30, 2014. The increased net loss is mainly due to decreased revenue during the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has generated minimal revenues since incorporation and it does not have any real property interests. The following table sets out the components of the Company’s general and administrative expenses for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013:

	Six months ended June 30/14 (unaudited) ($)	Six months ended June 30/13 (unaudited) ($)
Advertising and promotion	2,593	2,483
Amortization	13,902	22,038
Consulting fees	37,636	21,163
Filing fees	4,978	7,389
Foreign exchange	112,085	75,542
Interest and bank charges	103,865	103,204
Inventory costs	32,940	−
Management fees	142,266	115,992
Office and administrative	137,255	132,709
Professional fees	87,004	80,199
Rent	116,933	106,880
Salaries, wages and benefits	531,506	605,821
Software development costs	−	−
Travel	32,914	54,656
Total Expenses	1,355,877	1,328,076

LIQUIDITY AND CAPITAL RESOURCES

The following table sets out the components of the Company’s liquidity and capital resources at June 30, 2014 as compared to December 31, 2013:

	As at June 30, 2014 (unaudited) ($)	December 31, 2013 (audited) ($)
Cash	255,910	241,327
Working capital (deficit)	(5,699,923)	(4,428,410)
Total assets	698,170	693,420
Total liabilities	6,374,577	5,084,753

The Company’s working capital decreased from a deficit of $4,428,410 at December 31, 2013 to a deficit of $5,699,923 at June 30, 2014 as a result of an increase in amounts due to related parties and accrued dividends payable.

Anticipated Cash Requirements

The Company anticipates that it will incur the following expenses over the next twelve months:

1.	$200,000 in connection with expansion of further or alternative technology pilots in the U.S.

2.	$100,000 in connection with locating, evaluating and negotiating potential business opportunities; and

3.	$1,700,000 for operating expenses.

The Company requires a minimum of approximately $2,000,000 to proceed with its plan of operation over the next twelve months, exclusive of any acquisition or development costs. This amount may also increase if the Company is required to carry out due diligence investigations in regards to any prospective investment or business opportunity or if the costs of negotiating an applicable transaction are greater than anticipated. The Company does not have sufficient working capital to enable it to carry out its stated plan of expanding operation over the next twelve months. As a result, the Company plans to complete private placement sales of its common stock in order to raise the funds necessary to pursue its plan of operation and to fund its working capital in order to enable it to carry out expansion of its operation. There is no assurance that we will be successful in completing any private placement financings.

Operating Activities

Operating activities provided cash of $14,583 during the six months ended June 30, 2014 as compared to $160,399 during the six months ended June 30, 2013. This decrease was primarily due to cash due to related parties of $1,406,784 during the six months ended June 30, 2013 compared to $1,178,406 during the six months ended June 30, 2014.

Investing Activities

During the six months ended June 30, 2014 and 2013, the Company did not use any cash in investing activities nor was it provided any cash from investing activities.

Financing Activities

During the six months ended June 30, 2014 and 2013, the Company did not use any cash in financing activities nor was it provided any cash from financing activities.

Commitments

The Company did not have any significant commitments or contractual obligations with any parties respecting executive compensation, consulting agreements, or other matters, other than as disclosed below, as at June 30, 2014. Management services are provided on a month-to-month basis. The Company’s future minimum payments under two month-to-month office leases are $10,835 during the year ended December 31, 2014. The Company expects to satisfy these commitments from working capital available to the Company. If the working capital is not sufficient for these purposes, the Company intends to raise additional funds through equity or debt financings. See “Going Concern” and “Risk Factors”.

The Company has received monthly funding of its working capital requirements from its largest shareholder and Chief Executive Officer, Mr. Ross J. Tocher, who has continued his commitment to support the development of the Company’s software product offering until it can be successfully brought to market. As of June 30, 2014, amounts owing to related parties consists of $5,708,319 (December 31, 2013: $4,534,392) owed to a director, Mr. Tocher, and companies controlled by him, $9,840 (December 31, 2013 - $12,889) owed to a company controlled by an officer, Mr. Kevin Kortje, and $5,904 payable to a company controlled by the managing director, Mr. Brian Petersen (December 31, 2013: nil). The amounts owed are unsecured, non-interest bearing and due on demand. Mr. Tocher has however subsequently agreed to not make demand on such indebtedness for a period of two years commencing January 1, 2014.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in its report on the Company’s annual financial statements for the year ended December 31, 2013, the Company’s independent auditors included an explanatory paragraph regarding concerns about its ability to continue as a going concern.

The Company has incurred an accumulated deficit of $12,639,641 for the period from inception on October 5, 2000 to June 30, 2014, has a stockholders’ deficiency and has minimal revenues. The Company owed $5,708,319 to related parties as of June 30, 2014 which amount is unsecured, non-interest bearing and due on demand. There is a risk that the Company will not have the financial resources to satisfy this debt if and when payment is demanded. See “Related Party Transactions”. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from advertising sales. Management has plans to seek additional capital through private placements, public offering of any common stock, convertible debt and credit facilities.

There is substantial doubt about the Company’s ability to continue as a going concern, as the continuation of its business is dependent on the development of proprietary software, know-how and hardware. The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

RELATED PARTY TRANSACTIONS

As of June, 2014, amounts owing to related parties consists of $5,708,319 owed to Ross J. Tocher, a director of the Company, and companies controlled by Mr. Tocher, namely R.J. Tocher Holdings Ltd., $9,840 (December 31, 2013 - $12,889) owed to KII Management Inc., a company controlled by Kevin Kortje, the Chief Financial Officer of the Company, and $5,904 owed to BK Petersen Holdings Ltd., a company controlled by Brian Petersen, the managing director of the Company. The amounts owed are unsecured, non-interest bearing and due on demand. Mr. Tocher has however subsequently agreed to not make demand on the amount owing to R.J. Tocher Holdings Ltd. for a period of two years commencing January 1, 2014.

During the six months ended June 30, 2014, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties. In particular, the Company paid management fees of $142,266 (2013: $115,992) as follows: CDN$60,000 to Greg Dureault Personal Law Corporation, a company controlled by Greg Dureault, Vice President of the Company, CDN$30,000 to Lizete Dureault and CDN$30,000 to KII Management Inc. a company controlled by Kevin Kortje, the Chief Financial Officer of the Company. The Company recorded stock-based compensation of $28,610 as consulting fees paid to directors and officers during the six months ended June 30, 2014 (2013: $8,366),

PROPOSED TRANSACTIONS

The Company has no proposed transaction as of the date of this MD&A.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Presentation of Comprehensive Income” (“ASU No. 2011-05”), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in Other Comprehensive Income (“OCI”) by eliminating the option to present components of OCI as part of the statement of changes in stockholders’ equity. The amendments in this standard require that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Subsequently in December 2011, the FASB issued Accounting Standards Update No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income” (“ASU No. 2011-12”), which indefinitely defers the requirement in ASU No. 2011-05 to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. The amendments in these standards do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The amendments in ASU No. 2011-05 and ASU No. 2011-12 are effective for interim and annual periods beginning after December 15, 2011 and are to be applied retrospectively. The adoption of the provisions of ASU No. 2011-05 and ASU No. 2011-12 did not have a material impact on the Company’s consolidated financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, “Testing Goodwill for Impairment” (“ASU No. 2011-08”), which allows entities to use a qualitative approach to test goodwill for impairment. ASU No. 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of the provisions of ASU No. 2011-08 did not have a material impact on the Company’s consolidated financial position or results of operations.

RISK FACTORS

Much of the information included in this Management Discussion & Analysis includes or is based upon estimates, projections or other forward looking statements. Such forward looking statements include any projections and estimates made by the Company and its management in connection with its business operations. Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. The Company cautions the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. For a discussion of additional risks that may affect the Company’s business or results of operations, please see the Company’s annual report on Form 20-F for the year ended December 31, 2013. In this section, references to “we”, “our” or “us” refers to the Company.

Our company currently does not generate revenue from its planned operations, and as a result, we face a high risk of business failure.

We have generated minimal revenues from our planned operations to date. As of June 30, 2014, we had accumulated $12,578,783 in losses since inception. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions and large retail stores and shopping malls. This, in turn, requires that we obtain specialized broadcast interactive television (“micro-broadcast”) contracts or concession rights contracts in order to operate our business. As such, in order to generate significant revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

If we are not able to effectively protect our intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology; however, we have not yet obtained any patents or trademarks other than our U.S. trade name “Qwick Media”. We completed our registration of the U.S. trade-name “Qwick Media”, which was issued on September 20, 2011 under number 4,029,739. In addition, on March 30, 2012, we applied under reference number 2065-100 for the Canadian trade name “Qwick Deal”, which application is still pending. If we are unable to secure trademark and patent protection for our intellectual property in the future or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

We have had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had cash in the amount of $254,305 and working capital deficiency of $5,667,667 as of June 30, 2014. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition and could cause our business to fail.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Prior to our acquisition of Qeyos, we were a shell company. As such, our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our plan to implement an interactive digital media micro-broadcast network and other advertising media dedicated to the DOOH sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. It may be difficult for readers to evaluate our senior management team and their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business.

If advertisers or the viewing public do not accept, or lose interest in, our interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for interactive digital media networks in North America is relatively new and its potential is uncertain. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Interactive DOOH advertising is a new concept in North America. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness. If a substantial number of advertisers lose interest in advertising on our planned micro-broadcast digital media networks for these or other reasons, or become unwilling to purchase advertising time slots on our planned network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

We may depend on third-party program producers to provide the non-advertising content that we include in our interactive programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our Micro-broadcast network, harm our reputation and cause our planned revenues to be unrealized or to decline.

We are planning for the majority of our interactive digital kiosks and TV screens to mix advertising and non- advertising content. We do not produce or create any of the non-advertising content included in our programs. The advertisers will provide us with the advertising content that they do not retain us to produce. All of the non- advertising content is provided by third-party content providers such as various local television stations and television production companies. There is no assurance that we will be able to secure these contracts or obtain non-advertising content on satisfactory terms, or at all. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our Micro-broadcast networks unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

Because we may rely on third-party agencies to help source advertising clients, our failure to retain key third- party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.

We plan to engage third-party agencies to assist us in sourcing advertising clients from time to time. We do not have any long-term or exclusive agreements with these agencies, including our key third-party agencies, and cannot assure that we will obtain or continue to maintain favorable relationships with them. If we fail to obtain and retain key third-party agencies or attract additional agencies, we may not be able to secure or retain advertising clients or attract new advertisers or advertising agency clients and our business and results of operations could be materially adversely affected.

Because we may be dependent on a limited number of customers for a significant portion of our revenues and this dependence may continue or reoccur in the future, we may be vulnerable to the loss of major customers or delays in payments from these customers.

Given our limited operating history and the rapid growth of our industry, we cannot assure that we will not be dependent on a small number of customers in the future. If we fail to sell our services to one or more key customers in any particular period, or if a large customer purchases less of our services or fails to purchase additional advertising time on our micro-broadcast networks, our revenues could be unrealized or could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. If one of our larger customers is significantly delinquent with their payments, our financial condition may be materially and adversely affected.

We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America and China, we may not realize or may lose our future market share, and our intended profitability may be adversely affected.

We face significant competition in the global advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. Significant competition could reduce our planned operating margins and profitability and result in a loss of intended market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as the interactive sector. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, which could have a material and adverse effect on our ability to manage our business, our revenues and net income. Further, we may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations, and the sale of additional equity securities could result in additional dilution to our shareholders.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our future plans for quarterly and annual operating results are difficult to predict and may fluctuate significantly, if realized, from period to period based on the seasonality of consumer spending and corresponding advertising trends in North America. In addition, DOOH and advertising spending in North America generally tends to increase during holidays and tends to decrease during the fourth quarter. DOOH and advertising spending in North America is also affected by certain special events and related government measures. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our interactive digital media network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, clientele may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud are defined in North America, but we may not be able to properly screen out unlawful content. In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in North America and our advertising clients may be less willing to place advertisements on our planned network.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

Insurance companies offer limited business insurance products and do not, to our knowledge, offer business liability insurance suitable to management. While business disruption insurance is available, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for directors and fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our development operations. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, government may revoke a violator’s license for advertising business operations.

We endeavor to comply with applicable laws, including by requesting relevant documents from the advertisers. However, we cannot assure the reader that each advertisement that an advertiser or advertising agency client provides to us and which we include in our micro-broadcast network programs is in compliance with relevant advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. Although we review advertising content for compliance with relevant laws and regulations, we cannot assure the reader that we will be able to properly review the content to comply with the standards imposed on us with certainty.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The reporting and functional currency of our company is the U.S. dollar. However, a substantial portion of the expected revenues and expenses of our consolidated operating subsidiaries and affiliate entities may be denominated in CAD and RMB. The value of these currencies against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada and China where our software is developed in Wuxi. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue which will be exchanged into U.S. dollars, and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Because our officers, directors and principal shareholders control a large percentage of our common stock, such insiders have the ability to influence matters affecting our shareholders.

Our officers and directors, in the aggregate, beneficially own 45% of the issued and outstanding common shares. As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our officers, directors and principal shareholders control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common shares.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Ross J. Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing, of our Vice-President of Operations, Alan Husejnagic, and Vice-President of Sales, Ted Cowie, and their working relationships with our employees, other major shareholders, advertising clients, micro-broadcast network sponsors and advertisers, and relevant government authorities. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced.

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

Our common stock is illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to re- sell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the Pink Sheets and/or OTC Bulletin Board are not exchanges and, because trading of securities on the Pink Sheets or OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange, you may have difficulty reselling any of the shares you purchase from our shareholders.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of 400,000,000 shares of common stock with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s shares are quoted for trading on the OTC Bulletin Board under the symbol “QWIKF”. As of August 27, 2014, the share capital of the Company was as follows:

Class of Shares	Par Value	Number Authorized	Number Issued
Common	$0.001	400,000,000	71,128,456
Preferred Shares	$0.001	100,000,000(1)	2,027,945

(1)

25,000,000 preferred shares have been designated as Class A Preferred Shares. The holder of the outstanding Class A Preferred Shares has agreed not to exercise the retraction rights attached thereto for a period of two years commencing January 1, 2014.

Stock Option Plan

As at August 27, 2014, the following stock options were outstanding:

Number Outstanding	Exercise Price	Expiry Date
75,000	$0.60	November 30, 2014
75,000	$0.60	February 28, 2015
75,000	$0.60	November 30, 2015
1,800,000	$0.20	December 29, 2015
600,000*1	$0.20	April 30, 2019
2,625,000

Note *1: On April 29, 2014 the Company announced the appointment of Messrs. William R. LeClair and Steven Koles to the Company’s Board of Directors and issued to them options to purchase 300,000 common shares each, subject to the terms of the Company’s stock option plan. The stock options will vest over a two year period: with one third vesting on the date of grant, one-third on the first anniversary date and one-third on the second anniversary date. The stock options have a five year term and allow the holder to purchase one common share of the Company at a price of $0.20 per share until April 30, 2019.

The Company has no outstanding warrants or other securities that are convertible into Shares, other than the Class A Preferred Shares.

ADDITIONAL INFORMATION

The Company files annual and other reports and other information with Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with Canadian securities regulatory authorities are available to the public at http://www.sedar.com.

APPROVAL

The Board of Directors of Qwick Media Inc. has approved the disclosure contained in this interim Management Discussion and Analysis.